SECURITIES AND EXCHANGE COMMISSION
                       Washington D.C.  20549
                              _________


                             FORM 11-K
                              _________


       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
         AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                        _________________________


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 1997

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from _____________ to _______________


Commission file number  2-84723


                        _________________________



              SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN



                    Schering-Plough Corporation
                          One Giralda Farms
                            P.O. Box 1000
                     Madison, New Jersey  07940


SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

                                                       PAGE

INDEPENDENT AUDITORS' REPORT                              1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for
 Benefits as of December 31, 1997 and 1996                2

Statement of Changes in Net Assets Available
for Benefits for the Year Ended December 31, 1997         3

Notes to Financial Statements                           4-7


                                                      SCHEDULE

SUPPLEMENTAL SCHEDULES:

Schedule of Assets Held for Investment Purposes
 December 31, 1997                                       I

Schedule of Transactions in Excess of 5%
 of Plan Assets for the Year
 Ended December 31, 1997                                II

EXHIBITS:

EXHIBIT I - Independent Auditors' Consent


_____________________________________________________________

Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.


INDEPENDENT AUDITORS' REPORT

Schering-Plough Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Schering-Plough Employees' Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Transactions in Excess of 5% of Plan Assets are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


________________________________
/s/ Deloitte & Touche LLP
    Parsippany, New Jersey
    June 17, 1998


             SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                   DECEMBER 31, 1997 AND 1996
                          ($ in 000's)

                                           1997           1996
Vanguard Wellington Fund                $ 21,897       $ 17,023

Vanguard Windsor Fund                     84,593         66,936

Vanguard Explorer Fund                    17,952         16,078

Vanguard Treasury Money Market
 Portfolio                                31,596         31,666

Vanguard Fixed Income Securities
 Short-Term Corporate Portfolio            2,880          2,228

Vanguard Index Trust 500 Portfolio        19,177         10,177

Vanguard International Growth Portfolio    4,640          3,854

Total Vanguard Registered
 Investment Company Assets               182,735        147,962

Schering-Plough Stock Fund               140,090         70,111

Loan Fund                                  7,065          5,973

Net Assets Available for Benefits       $329,890       $224,046





See Notes to Financial Statements.


             SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  YEAR ENDED DECEMBER 31, 1997
                          ($ in 000's)


Additions to net assets attributed to:


Investment income:

     Interest and dividends                            $ 21,516

     Net appreciation in fair value of investments       73,361

                                                         94,877

Contributions:

     Participant contributions                           23,075

     Asset transfers in                                     726

     Total additions                                    118,678

Deductions from net assets attributed to:

Benefit payments                                         12,834

Net increase                                            105,844


Net assets available for benefits:

     Beginning of year                                  224,046

     End of year                                       $329,890

See Notes to Financial Statements.

            SCHERING-PLOUGH EMPLOYEES' SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS
              ($ in 000's except per unit amounts)

1. General - The Schering-Plough Employees' Savings Plan ("Plan") is a defined contribution plan open to all domestic U.S. employees of Schering-Plough Corporation ("Company") and its participating subsidiaries who have attained one year of service. A year of service for eligibility purposes shall mean a twelve-month period, beginning with the day of the year the employee commenced employment. There were approximately 10,000 participants in the Plan at December 31, 1997 and 1996.

2.   Significant Accounting Policies

Basis of Accounting - The accounts of the Plan have been prepared on an accrual basis in accordance with generally accepted accounting principles.

The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement
Income Security Act of 1974 ("ERISA") as permitted by the Securities and Exchange Commission.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

The Schering-Plough Stock Fund is valued using the unit accounting method whereby a participant's account value is expressed in units of participation rather than number of shares of Schering-Plough common stock. At December 31, 1997 and 1996, there were 249,934 and 239,561 units of participation in the Schering-Plough Stock Fund, respectively. The net asset value per unit was $560.51 and $292.66 at December 31, 1997 and 1996, respectively.

Purchases  and  sale of securities are recorded on  a  trade-date
basis.   Interest  income  is  recorded  on  the  accrual  basis.
Dividends are recorded on the ex-dividend date, and reinvested in Schering-Plough common stock units.

Payment of Benefits - Benefit payments are recorded when paid.

3.   Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information.



Salary Deferral Contributions - Each year, participants may contribute from 1% to 4% (up to 10% for employees covered by a certain collective bargaining agreement) of pretax annual compensation, as defined in the Plan. Contributions are subject to certain limitations.

Participant  Accounts - Each participant's  account  is  credited with the participant's contribution and earnings thereon. Participants have a non-forfeitable right to their contributions plus (minus) actual earnings thereon which vest fully and immediately.

Investment Options - Upon enrollment in the Plan, a participant may direct their contributions into any of the following Vanguard
Fiduciary Trust Company ("Vanguard") investment options:

- Wellington Fund - Primarily equity and fixed income securities with the objective of providing current income and capital appreciation.

- Windsor Fund - Primarily equity securities with the objective of providing long-term capital growth.

- Explorer Fund - Primarily equity securities of smaller companies with the objective of providing above average capital appreciation but with a potentially higher level of risk.

- Treasury Money Market Portfolio - Exclusively U.S. Treasury securities with maturities of 13 months or less with the objective of providing current income based on current market interest rates, with preservation of principal and liquidity.

-     Fixed Income Securities Short-Term Corporate Portfolio -  A
  diversified  portfolio  primarily  consisting   of   short-term
  corporate bonds.

-     Index  Trust  500 Portfolio - Designed to  provide  returns
  which   correspond to the performance of Standard & Poor's  500
  Composite Stock Price Index.

-      International  Growth  Portfolio  -  A   non-U.S.   equity
  portfolio, primarily investing in securities of issuers within Europe, Asia and the Far East.

Schering-Plough Stock Fund - Participants may contribute to a maximum investment election of 50% of the Salary Deferral
Contribution into this fund.

Loan Fund - Participants may borrow from their fund accounts up to a maximum of the lesser of one half of their account or $50,000 (reduced by any outstanding loans). Loan transactions are treated as a transfer between the investment funds and the Loan Fund. These loans bear a fixed rate of interest as determined to be reasonable by the Schering-Plough Employees' Savings Plan Committee and are repayable over periods not exceeding five years, except loans relating to a principal residence which are repayable over a period not to exceed 20 years.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount or annual installments not to exceed the life expectancy of the participant or the life expectancy of the beneficiary. For termination of service due to other reasons, a participant may receive the value of the account as a lump sum distribution. Distribution of all or a portion of a participant's account, prior to termination of employment, may be granted by the Company in the case of financial hardship. Effective January 1, 1998, active participants may elect to withdraw all or a portion of their accounts at anytime after age 70.

4.   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to provisions of ERISA.

5.   Tax Status

The Internal Revenue Service has issued a determination letter dated June 1995 to the effect that the Plan is a qualified employee benefit plan, meeting the requirements of Section 401(a) of the Internal Revenue Code and the Trust established thereunder is exempt from Federal income taxes under Section 501(a). Accordingly, there is no provision for income taxes in the Plan's financial statements.

6.   Administration of Plan Assets

Contributions are held and managed by the Vanguard Group (the "Trustee"), which invests cash received, interest and dividend income and makes distributions to the participants. The Trustee also administers the payment of interest and principal on the participant loans.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

All  plan  administration  expenses are  borne  by  the  Company.

7.   Fund Information

Investment income, contributions and benefit payments are as follows for the year ended December 31, 1997:

                  Investment Income
               Interest   Net appreciation
                 and      (depreciation)   Participant   Benefit
              Dividends    in fair value  Contributions  Payments

Vanguard
 Wellington
 Fund           $ 1,830       $ 2,203        $ 2,139       $  932
Vanguard
 Windsor Fund    13,438         1,573          5,754        3,335

Vanguard
 Explorer Fund    1,761           414          1,607          668

Vanguard Treasury
 Money Market
 Portfolio        1,581             -          2,785        2,502

Vanguard Fixed
 Income
 Securities
 Short-Term
 Corporate
 Portfolio          148            14            367           75

Vanguard Index
 Trust 500
 Portfolio          364         3,517          3,004          377

Vanguard Int'l.
 Growth
 Portfolio          195           (50)           930          162

Total Vanguard
 Registered
 Investment
 Company Shares  19,317         7,671         16,586        8,051

Schering-Plough
 Stock Fund       1,644        65,690          6,489        4,174

Loan Fund           555             -              -          609

Total           $21,516       $73,361        $23,075      $12,834

                                                    SCHEDULE I

       SCHERING-PLOUGH CORPORATION EMPLOYEES' SAVINGS PLAN
   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27a
                        DECEMBER 31, 1997
                          ($ in 000's)
                                     Shares/              Current
Identity of Issue      Participants   Units      Cost      Value

Schering-Plough Stock
 Fund                      7,530     249,934 1/ $ 43,685  $140,090 2/

Vanguard Treasury Money
 Market Portfolio*         3,683  31,596,149      31,596   31,596 2/

Vanguard Explorer Fund*    2,997     324,623      15,012   17,952 2/

Vanguard Index Trust
 500 Portfolio*            3,055     212,912      13,650   19,177 2/

Vanguard Windsor Fund*     7,022   4,981,901      74,643   84,593 2/

Vanguard Wellington Fund*  3,765     743,512      17,314   21,897 2/

Vanguard International
 Growth Portfolio*         1,345     283,115       4,486    4,640

Vanguard Fixed Income
 Securities Short-Term
 Corporate Portfolio*        731     266,420       2,871    2,880

 Total Vanguard Registered
  Investment Company Shares                      159,572  182,735

Outstanding Loan Balance -
 6.0% to 11.5% due 36 to 240
 months from date of loan                          7,065    7,065

Total Assets Held for Investment Purposes       $210,322 $329,890

* Registered Investment Company

1/ Represents Schering-Plough Stock Fund units.

2/ Indicates investment representing 5 percent or more of the net assets available for benefits.

                                                     SCHEDULE II


       SCHERING-PLOUGH CORPORATION EMPLOYEES' SAVINGS PLAN
     TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS - ITEM 27d
              FOR THE YEAR ENDED DECEMBER 31, 1997
                          ($ in 000's)



                  Purchases                      Sales
Identity        Cost      No. of     Proceeds    No. of
of Issue     of Assets  Purchases   from Sales   Sales   Net Gain
Schering-
 Plough
 Stock Fund   $20,851      252        $16,546      250     $5,501

Vanguard
 Windsor Fund  27,604      247         11,507      248      1,653

Vanguard
 Treasury Money
 Market
 Portfolio     23,197      256         23,245      250          -

Vanguard
 Explorer Fund  6,959      206          5,496      234        544

Vanguard
 Index Trust
 500 Portfolio  8,818      242          3,333      213        447

                                                      EXHIBIT I





                  Independent Auditors' Consent


We consent to the incorporation by reference in Registration Statements No. 2-83963, No. 33-19013, No. 33-50606 and No. 333-
30331 on Form  S-8, Registration Statement No. 333-853 on Form S-
3, Post-Effective Amendment No. 1 to Registration Statement No. 2-84723 on Form S-8, Post-Effective Amendment No. 1 to Registration No. 2-80012 on Form S-3, Post-Effective Amendment No.1 to Registration Statement No. 2-77740 on Form S-3 and Registration Statements No. 333-12909 and No. 333-30355 on Form S-3 of our report dated June 17, 1998 appearing in this Annual Report on Form 11-K of Schering-Plough Employees' Savings Plan for the year ended December 31, 1997.




/s/ Deloitte & Touche LLP
    Parsippany, New Jersey
    June 17, 1998


                           SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                    Schering-Plough Employees' Savings Plan


Date:June 17, 1998  By:       /s/ Vincent Sweeney
                    Name:     Vincent Sweeney
                    Title:    Plan Administrator